Exhibit 99.1

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2015 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Third Quarter 2015 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Our complete Third Quarter 2015 Report to Shareholders, including our unaudited interim financial statements for the period July 31, 2015, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Third Quarter Highlights (versus Q3 2014) on a reported basis	Year to Date Highlights (versus YTD 2014) on a reported basis
• Net income of $1,847 million, compared to $2,351 million	• Net income of $5,370 million, compared to $5,860 million
• Earnings per share (diluted) of $1.45 compared to $1.85	• Earnings per share (diluted) of $4.22 compared to $4.57
• ROE of 14.7%, compared to 20.6%	• ROE of 14.7%, compared to 17.6%
• Quarterly dividend increase of 2 cents per common share to 70 cents

Third Quarter Highlights (versus Q3 2014) adjusted for the Q3 2014 gain on sale	Year to Date Highlights (versus YTD 2014) adjusted for the Q3 2014 gain on sale
• Net income of $1,847 million, up from $1,796 million	• Net income of $5,370 million, up $65 million from $5,305 million
• Earnings per share (diluted) of $1.45 compared to $1.40, up 4%	• Earnings per share (diluted) of $4.22 compared to $4.12, up 2%
• ROE of 14.7%, compared to 15.7%	• ROE of 14.7%, compared to 15.9%

Toronto, August 28, 2015 – Scotiabank today reported third quarter net income of $1,847 million, compared with net income of $2,351 million in the same period last year or $1,796 million excluding the gain of $555 million or 45 cents per share. Diluted earnings per share were $1.45 compared to $1.40 adjusting for the gain in the same period a year ago. Return on equity was 14.7% compared to 15.7% last year on the same basis.

“We delivered solid third quarter results for shareholders, with strong earnings in our personal and commercial businesses in Canadian and International Banking,” said Brian Porter, President and CEO. “Our focus on customers across our diversified businesses contributed to our growth despite some challenging economic conditions.”

“Canadian Banking had a strong quarter with underlying performance up 15%. All of its key business segments – retail and small business banking, commercial banking and wealth management – delivered very good growth. We continue to make investments to enhance customer experience and drive sustainable earnings growth.

“International Banking continued to show good growth momentum with earnings up 11%. Strong asset growth over the last year, primarily in the Pacific Alliance countries, complemented higher earnings in our other regions.

“A strong capital position of 10.4% common equity, along with earnings growth, allows us to continue making investments in our businesses to further organic growth, make selective acquisitions, and pay our shareholders via dividends. We announced a dividend increase of 2 cents, bringing our quarterly payment to 70 cents per share.”

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our Third Quarter 2015 Report to Shareholders.

Business Segment Review

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,633	$1,467	$272	$(18)	$3,354
Non-interest income(3)	1,226	813	693	38	2,770
Total revenues	2,859	2,280	965	20	6,124
Provision for credit losses	173	293	14	–	480
Non-interest expenses	1,510	1,294	464	66	3,334
Provision for income taxes	313	156	112	(118)	463
Net income	$863	$537	$375	$72	$1,847
Net income attributable to non-controlling interests in subsidiaries	$–	$52	$–	$–	$52
Net income attributable to equity holders of the Bank	$863	$485	$375	$72	$1,795
Average assets ($ billions)	$301	$129	$335	$95	$860
Average liabilities ($ billions)	$218	$96	$232	$262	$808
(1)	Non-GAAP measures (refer to page 2).
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($108) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $17; International Banking – $144 and Other – $(41).

	For the three months ended April 30, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,574	$1,380	$259	$(15)	$3,198
Non-interest income(3)	1,210	751	839	(61)	2,739
Total revenues	2,784	2,131	1,098	(76)	5,937
Provision for credit losses	169	266	13	–	448
Non-interest expenses	1,487	1,224	467	46	3,224
Provision for income taxes	299	154	169	(154)	468
Net income	$829	$487	$449	$32	$1,797
Net income attributable to non-controlling interests in subsidiaries	$–	$40	$–	$–	$40
Net income attributable to equity holders of the Bank	$829	$447	$449	$32	$1,757
Average assets ($ billions)	$298	$128	$355	$89	$870
Average liabilities ($ billions)	$216	$94	$247	$262	$819
(1)	Non-GAAP measures (refer to page 2).
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $(117) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $19; International Banking – $112 and Other – $(32).

	For the three months ended July 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,530	$1,308	$273	$39	$3,150
Non-interest income(3)	1,760	720	849	8	3,337
Total revenues	3,290	2,028	1,122	47	6,487
Provision for credit losses	152	242	4	–	398
Non-interest expenses	1,475	1,159	477	29	3,140
Provision for income taxes	337	141	174	(54)	598
Net income	$1,326	$486	$467	$72	$2,351
Net income attributable to non-controlling interests in subsidiaries	$–	$50	$–	$–	$50
Net income attributable to equity holders of the Bank	$1,326	$436	$467	$72	$2,301
Average assets ($ billions)	$292	$114	$314	$81	$801
Average liabilities ($ billions)	$210	$84	$215	$244	$753
(1)	Non-GAAP measures (refer to page 2).
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $(89) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $23; International Banking – $102 and Other – $(31).

	For the nine months ended July 31, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$4,758	$4,196	$798	$(31)	$9,721
Non-interest income(3)	3,617	2,290	2,297	(1)	8,203
Total revenues	8,375	6,486	3,095	(32)	17,924
Provision for credit losses	507	844	40	–	1,391
Non-interest expenses	4,461	3,722	1,396	176	9,755
Provision for income taxes	900	432	431	(355)	1,408
Net income	$2,507	$1,488	$1,228	$147	$5,370
Net income attributable to non-controlling interests in subsidiaries	$–	$139	$–	$–	$139
Net income attributable to equity holders of the Bank	$2,507	$1,349	$1,228	$147	$5,231
Average assets ($ billions)	$299	$126	$343	$86	$854
Average liabilities ($ billions)	$216	$93	$239	$255	$803
(1)	Non-GAAP measures (refer to page 2).
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $(317) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $51; International Banking – $364 and Other – $(106).

	For the nine months ended July 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$4,464	$3,853	$803	$86	$9,206
Non-interest income(3)	4,107	2,188	2,418	(62)	8,651
Total revenues	8,571	6,041	3,221	24	17,857
Provision for credit losses	427	688	14	–	1,129
Non-interest expenses	4,281	3,445	1,403	111	9,240
Provision for income taxes	884	435	513	(204)	1,628
Net income	$2,979	$1,473	$1,291	$117	$5,860
Net income attributable to non-controlling interests in subsidiaries	$1	$161	$–	$–	$162
Net income attributable to equity holders of the Bank	$2,978	$1,312	$1,291	$117	$5,698
Average assets ($ billions)	$291	$114	$309	$78	$792
Average liabilities ($ billions)	$207	$84	$215	$238	$744
(1)	Non-GAAP measures (refer to page 2).
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $(253) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $153; International Banking – $318 and Other – $(115).

Canadian Banking

Q3 2015 vs Q3 2014

Net income attributable to equity holders was $863 million, a decrease of $463 million or 35%. Adjusting for the prior year’s gain and contribution from CI Financial Corp. (CI) and changes in the Canadian tax legislation, net income attributable to equity holders increased $112 million or 15% compared to the same period last year. Good growth in assets and deposits, an increase in the net interest margin and higher non-interest income were partially offset by increased non-interest expenses and provision for credit losses.

Q3 2015 vs Q2 2015

Net income attributable to equity holders increased $34 million or 4%, mainly due to a longer quarter and growth in both assets and deposits, partly offset by higher non-interest expenses.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net income attributable to equity holders was $2,507 million, a decrease of $471 million or 16%. Adjusting for the prior year’s gain and contribution from CI and changes in the Canadian tax legislation, net income attributable to equity holders increased $228 million or 10% driven by growth in assets and deposits, an increase in the net interest margin and non-interest income. Partly offsetting were higher non-interest expenses and provision for credit losses.

International Banking

Q3 2015 vs Q3 2014

Net income attributable to equity holders was $485 million, an increase of $49 million or 11%. The quarter’s results reflected strong loan growth across Latin America, higher fee income and contributions from our investments in associated corporations, and the positive impact of foreign currency translation. This quarter, the Bank had small acquisitions in Peru and Chile. These acquisitions were insignificant to net income this quarter, but did impact the various income and expense categories.

Q3 2015 vs Q2 2015

Net income attributable to equity holders increased $38 million or 9% due to the impact of a longer quarter, growth in fees, and a higher contribution from our investment in Thanachart Bank.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net income attributable to equity holders increased by $37 million or 3% to $1,349 million. Results reflected good loan growth, higher fees and contributions from our investment in associated corporations, partially offset by higher provisions for credit losses. The positive impact of foreign currency translation was mostly offset by the impact of Venezuela currency devaluation, and lower benefits from the credit mark on the acquired portfolio in Banco Colpatria.

Global Banking and Markets

Q3 2015 vs Q3 2014

Net income attributable to equity holders was $375 million, a decrease of $92 million or 20%, compared to very strong results last year. This was driven mainly by a lower contribution from investment banking and Asia lending, as well as higher provisions for credit losses. These results were only partly offset by stronger results in the equities and fixed income businesses and the positive impact of foreign currency translation. The prior year also included an investment banking gain and a securities gain in U.S. lending.

Q3 2015 vs Q2 2015

Net income attributable to equity holders decreased $74 million or 16%. Stronger results in Canadian and U.S. lending were more than offset by weaker results in capital markets, precious metals and investment banking.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net income attributable to equity holders decreased $63 million or 5%. This was driven by lower contributions from investment banking, precious metals, and Asia lending, and by a lower securities gain in U.S. lending. This was partly offset by stronger results in equities and foreign exchange, and from the positive impact of foreign currency translation.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $108 million in the third quarter, compared to $89 million in the same period last year and $117 million last quarter.

Income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q3 2015 vs Q3 2014

Net income attributable to equity holders was unchanged at $72 million. Higher net gains on investment securities, impact of higher foreign currency translation benefits and lower taxes were partly offset by lower contributions from asset/liability management activities and higher expenses.

Q3 2015 vs Q2 2015

Net income attributable to equity holders was $72 million, compared to $32 million. The increase was mainly due to higher net gains on investment securities and higher foreign currency translation benefits. Partly offsetting were higher expenses and an increase in taxes this quarter.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Net income attributable to equity holders was $147 million, compared to $117 million. Higher net gains on investment securities and lower taxes were partly offset by lower contributions from asset/liabilities management activities and higher expenses.

Provision for Credit Losses

Q3 2015 vs Q3 2014

The provision for credit losses was $480 million, up $82 million. The increase was primarily due to higher provisions in International Banking retail, mostly from acquisition impacts, and Canadian Banking retail portfolios driven by growth in relatively higher spread products.

Q3 2015 vs Q2 2015

The provision for credit losses was $480 million up $32 million. The increase was primarily due to higher retail and commercial provisions in International Banking, driven by asset growth and acquisitions.

Year-to-date Q3 2015 vs Year-to-date Q3 2014

Provision for credit losses were $1,391 million, up $262 million. The increase was primarily due to higher International Banking retail provisions, mostly from acquisition impacts, and Mexico. Canadian Banking retail provisions were also higher, driven by growth in relatively higher spread products partly offset by lower provisions in Canadian Banking commercial portfolios.

Capital Ratios

The Bank’s Common Equity Tier 1 ratio decreased by approximately 20 basis points this quarter to 10.4% primarily due to the impact of the acquisitions of Cencosud’s financial services business in Chile and the operations of Citibank Peru.

The Bank continues to maintain a strong capital position. As at July 31, 2015, the CET1, Tier 1, Total capital and Leverage ratios are well above Basel III all-in minimum requirements.

Common Dividend

The Board of Directors, at its meeting on August 27, 2015, approved a dividend of 70 cents per share, an increase of two cents per share. This quarterly dividend is payable to shareholders of record as of October 6, 2015 on October 28, 2015.

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2014 Annual Report under the headings “Overview – Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may”, “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2014 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 65 of the Bank’s 2014 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 Annual Report under the heading “Overview – Outlook,” as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2015
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 6	January 28

April 7	April 28

July 7	July 29

October 6	October 28

Annual Meeting date for fiscal 2015
The Annual Meeting for fiscal year 2015 is scheduled for April 12, 2016.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid
A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 28, 2015, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 849-1847 or 1-866-530-1554 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 28, 2015, to September 12, 2015, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 2859812#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 933-8774
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For media enquiries, please contact the Public and Corporate Affairs Department at the above address.
Telephone: (416) 933-1795
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.